[STAMP]

MILBERG WEISS BERSHAD                                       FILED
HYNES & LERACH LLP
WILLIAM S. LERACH (68581)                                   SEP-7 PM 12:28
DARREN J. ROBBINS (168593)
RANDALL J. BARON (150796)                                   [ILLEGIBLE]
RANDALL H. STEINMEYER
600 West Broadway, Suite 1800
San Diego, CA 92101
Telephone:  619/231-1058

Attorneys for Plaintiff

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                             COUNTY OF SANTA CLARA

ANDREW CURTIS WRIGHT, On Behalf of          ) Case No. CV784405
Himself and All Others Similiarly Situated, )
                                            ) CLASS ACTION
                        Plaintiff,          )
                                            ) CLASS ACTION COMPLAINT BASED
        vs.                                 ) UPON SELF DEALING AND BREACH OF
                                            ) FIDUCIARY DUTY
DIGITAL LINK CORPORATION, VINITA            )
GUPTA, RICHARD C. ALBERDING, LOUIS          )
GOLM, NARENDRA K. GUPTA,                    )
STEPHEN L. VON RUMP, DLZ                    )
CORPORATION and DOES 1-100, inclusive       )
                                            )
                        Defendants.         )
                                            ) DEMAND FOR JURY TRIAL
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[STAMP]
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CLASS ACTION COMPLAINT

                                      600 West Broadway, Suite 1800
                                      San Diego, CA 92101
                                      Telephone:  619/231-1058

                                      SCHIFFRIN & BARROWAY, LLP
                                      ANDREW L. BARROWAY
                                      MARC A. TOPAZ
                                      GREGORY M. CASTALDO
                                      Three Bala Plaza East, Suite 400
                                      Bala Cynwyd, PA 19004
                                      Telephone: 610/667-7706

                                      Attorneys for Plaintiff

       Plaintiff, by his attorneys, alleges as follows:

                             SUMMARY OF THE ACTION

       1. This is a stockholder class action brought by plaintiff on behalf of the holders of Digital Link Corporation ("Digital" or the "Company") common stock against Digital and its directors arising out of defendants' efforts to complete a management-led buyout of Digital at a grossly inadequate and unfair price and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders.

       2. On September 3, 1999, Digital announced that its CEO and Chairman Vinita Gupta together with DLZ Corporation had submitted an offer to the Digital Board (which is controlled by Vinita Gupta and her husband, who control approximately 50% of Digital's stock) to purchase the outstanding shares of Digital for $10.30 per share (the "Acquisition").

       3. In pursuing the unlawful plan to cash out Digital's public stockholders for grossly inadequate consideration, each of the defendants violated the laws of the State of California by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence and good faith and fair dealing.

       4. In fact, instead of attempting to obtain the highest price reasonably available for Digital for shareholders, the Individual Defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of the Guptas.

       5. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Digital to one buyer and one buyer only on terms preferential to the Guptas and to subvert the inerests of plaintiff and the other public stockholdes of Digital. Plaintiff seeks to enjoin the proposed transaction or, alternatively, rescind the transaction and/or recover damages in the event that the transaction is consummated.

                             JURISDICTION AND VENUE

       6. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

       7. This Court has jurisdiction over Digital because Digital conducts business in California and is a citizen of California as it is incorporated in California and has its principal place of business at 217 Humboldt Court, Sunnyvale, California. Digital is a citizen of California. Likewise, plaintiff and certain of the Individual Defendants, including defendants Vinita Gupta and Narendra K. Gupta, are citizens of California. This action is not removable.

       8. Venue is proper in this Court because the conduct at issue look place and had an effect in this County.

                                     PARTIES

       9. Plaintiff Andrew Curtis Wright is, and at all times relevant hereto was, a shareholder of Digital and is a citizen of the State of California.

       10. Defendant Digital is a corporation organized and existing under the laws of the State of California, with its principal place of business located at 217 Humboldt Court, Sunnyvale, California. Digital operates in this County as a designer, manufacturer and marketer of digital wide-area network access products for global networks. Digital's common shares are listed and publicly traded on NASDAQ. As of April 28, 1999, Digital had 8.1 million shares outstanding held by thousands of shareholders.

       11. Defendant Vinita Gupta is the founder, President, CEO and Chairman of the Board of Directors of Digital. Vinita Gupta is the wife of defendant Narendra K. Gupta -- also a director of Digital. Vinita Gupta beneficially owns and/or controls approximately 50% of Digital's outstanding shares. The Gupta family, together with DLZ Corporation are attempting to take Digital private in a management led buyout (the "MBO").

       12. Defendant Narendra K. Gupta ("Narendra Gupta") is a director of the Company. Narendra Gupta is the husband of defendant Vinita Gupta, the President, CEO and Chairman of the Board of Directors. Narendra Gupta beneficially owns and/or controls approximately 50% of Digital's outstanding shares.

       13. Defendant Louis Golm ("Golm") has served as a director and Senior Vice President of the Company since November 1993.

       14. Defendant Richard Alberding ("Alberding") has served as a director of Digital since December 1994.

       15. Defendant Stephen L. Von Romp ("Von Romp"), has served as a director of Digital since November 1998.

       16. The true names and capacities of defendants sued herein under California Code of Civil Procedure SECTION 474 as Does 1 through 100, inclusive, are presently not known to plaintiff, who therefore sue these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

       17. The defendants named above, Vinita Gupta, Narendra Gupta (collectively the "Guptas"), Alberding, Golm, and Von Romp are sometimes collectively referred to herein as the "Individual Defendants." As a result of their positions with Digital and/or their ownership of Digital shares, the Guptas' control the other Individual Defendants.

       18. Defendant DLZ Corporation ("DLZ") is a corporation formed by defendant Vinita Gupta for the purposes of facilitating her efforts to acquire the remaining shares of Digital.

DEFENDANTS' FIDUCIARY DUTIES

       19. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

              (a) adversely affects the value provided to the corporation's shareholders;

              (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

              (c) contractually prohibits them from complying with fiduciary duties.

         (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

         (e) will provide themselves with preferential treatment at the expense of, or separate from, the public shareholders.

    20. In accordance with his/her duties of loyalty and good faith, the defendants as directors and/or officers of Digital are obligated to refrain from:

         (a) participating in any transaction where the director's or officer's loyalties are divided;

         (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

         (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

    21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Digital including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. As a result of the Individual Defendants' self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Digital common stock in the proposed Acquisition.

    22. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

    23. Plaintiff brings this action pursuant to Section 382 of the California Code of Civil Procedure on their own behalf and as a class action on behalf of all holders of Digital stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any other person, firm, trust, corporation, or other entity related to or affiliated with any defendants, or DLZ and its principals or affiliates.

    24.  This action is properly maintainable as a class action.

    25. The Class is so numerous that joinder of all members is impracticable. According to Digital's SEC filings, there were more than 8.1 million shares of Digital common stock outstanding, as of April 28, 1999.

    26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, INTER ALIA, the following:

         (a) whether defendants have breached their fiduciary duty of undivided loyalty, independence or due care with respect to plaintiffs and the other members of the Class in connection with the Acquisition;

         (b) whether the Individual Defendants are engaging in self-dealing connection with the Acquisition;

         (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

         (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Digital;

         (e) whether defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty, and fair dealing;

         (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

         (g) whether the Acquisition compensations payable to plaintiff and the Class is unfair and inadequate; and

              (h) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated or alternatively whether they have suffered compensable damages.

       27. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interest adverse to the Class.

       28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

       29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

       30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

       31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                          THE PROPOSED ACQUISITION

       32. Digital is a California corporation that operated as a designer, manufacturer and marketer of digital wide-area network access for global network. Defendants Vinita Gupta and Narendra Gupta control the Digital Board owning approximately 50% of Digital's outstanding shares. In addition to being directors of Digital, the Guptas are also director and founders of Integrated Systems, Inc. Since 1998, the Company, under the control of the Guptas, has paid Integrated Systems tens of thousands of dollars to lease office space.

       33. On July 13, 1999, the Company revealed that its net sales had increased 22% to $15.6 million compared with $12.7 million for the same period the prior year. More significantly, the Company in its July 13, 1999 press release revealed that the Company's earnings had taken a turn for the better. The Company then also revealed that compared with its second quarter loss for 1998 of $2.6 million, the Company had earned $900,000 for the second quarter 1999.

       34. On September 3, 1999, Digital announced that defendant Vinita Gupta and her husband Narendra Gupta, who control approximately 50% of the outstanding shares of Digital, had submitted an offer to the Digital Board (which is controlled by the Guptas) to purchase the outstanding shares of Digital for $10.30 per share.

       35. Under the terms of the merger agreement, DLZ, under the control and direction of Vinita Gupta, will commence a tender offer for all outstanding shares of Digital for $10.30 per share. The tender offer is scheduled to commence on September 10, 1999 and is scheduled to expire on October 15, 1999.

                             SELF DEALING

       36. The self dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following:

              (a) The $10.30 price offered to the public shareholders is inadequate;

              (b) Since the Guptas are partners in buying Digital, it is in their interest to buy the public's shares at the lowest possible price, $10.30. The realizable value from growth and a recovery of the Company's historic performance is far in excess of $10.30 per share. The $10.30 per share price does not reflect this fact nor the fact that the offer is a substantial discount to where Digital stock traded in the last two months.

              (c) The Digital Board is fraught with conflicts. It consists of, and is controlled by, President Vinita Gupta as Chairman and CEO, and her husband Narendra Gupta, also a director. Combined the Guptas control approximately 50% of the outstanding shares.

              (d) While Vinita Gupta was exploring personal opportunities to buy out Digital the conflicted Board did not search for competitive suitors.

       37. The Aquisition is designed to essentially freeze Digital's public stockholders out of a large portion of the valuable assets which have produced, and defendants expect will continue to produce, substantial revenue and earnings and these assets are being sold for grossly inadequate consideration to the Guptas/DLZ.

 .
                                          -7-

       38. The price of $10.30 per share which DLZ and the Guptas' propose to pay to Class members is grossly unfair and inadequate because, among other things:

              (a) The announcement of the proposed MBO was made at a time when the Company's stock price was trading almost 20% below where it had traded less than two months prior; and

              (b) The Guptas timed the announcement of the MBO to place an artificial cap on the price for Digital's stock to enable them to acquire the stock at the lowest possible price.

       39. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their Digital shares for just $10.30 per share.

       40. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

       41. The director defendants are obligated to maximize the value of Digital to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

       42. By reason of their positions with Digital, the individual Defendants are in possession of non-public information concerning the financial condition and prospects of Digital, and especially the true value and expected increased future value of Digital and its assets, which they have not disclosed to Digital's public stockholders, including, but not limited to Digital's preliminary third quarter 1999 results. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Digital's public shareholders.

       43. The Board members and advisors identified herein have irremediable positions of conflict and cannot be expected to act in the best interest of Digital's public stockholders in connection with this proposed MBO, as they are beholden to Vinita Gupta. Vinita Gupta, alone, could vote each of them out of office if the other directors did not acquiesce with Vinita Gupta's plan to acquire Digital.

       44. The proposed MBO is wrongful, unfair and harmful to Digital's public stockholders, and represents an effort by the Guptas to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The MBO is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Digital's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of DLZ and Vinita Gupta on unfair and inadequate terms.

       45. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Digital's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

       46. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

       - Undertake an appropriate evaluation of Digital's worth as an acquisition candidate.

       - Act independently so that the interests of Digital's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

       - Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Digital's public stockholders.

       - If an acquisition transaction is to go forward, require that it be approved by a majority of Digital's minority stockholders and require that Digital's third quarter 1999 results be revealed to the shareholders.

       47. Vinita Gupta and Narendra Gupta, Vinita's husband, designed the Acquisition in a manner that best serves the interests of the Guptas and DLZ in order to secure for themselves personal benefits which will not be shared equally by plaintiff and the Class.

       48. The Individual Defendants have also approved the Acquisition so that, in steps, it transfers 90+% of Digital's revenues and profits to Digital and the Guptas, thus the majority of Digital's operations will now accrue to the personal benefit of the Guptas and Digital. By contrast, plaintiff and the Class will be frozen out from all but a minuscule portion of these revenues, earnings and profits.

                                    COUNT 1
                     (CLAIM FOR BREACH OF FIDUCIARY DUTIES)

       49.    Plaintiff repeats and realleges each allegation set forth herein.

       50. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Digital and have acted to put their personal interests ahead of the interests of Digital shareholders.

       51. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Digital.

       52. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Digital without regard to the fairness of the transaction to Digital shareholders Defendants Digital and DLZ directly breached and/or aided and abetted the other defendants' fiduciary duties to plaintiff and the other holders of Digital stock.

       53. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Digital because, among other reasons:

              (a) they failed to take steps to maximize the value of Digital to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Digital's stock and to give the Guptas/DLZ an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

              (b)    they failed to properly value Digital;

              (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors own interrelationships, or connection with the Gupta/DLZ transaction;

       54. Because the Individual Defendants dominate and control the business and corporate affairs of Digital, and are in possession of private corporate information concerning Digital's assets (including Digital's preliminary third quarter 1999 results) business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Digital which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

       55. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

       56. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not receive their fair portion of the value of Digital's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

       57. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Digital's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

       58. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

       59. As a result of the defendants unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Digital's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Digital's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

       60. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                                    COUNT II
                              (CLAIM FOR DAMAGES)

       61.    Plaintiff repeats and realleges each allegation set forth herein.

       62. Alternatively, in the event the Acquisition transaction is consummated, plaintiff claims he has suffered monetary damages in an amount to be determined at trial.

                               PRAYER FOR RELIEF

       WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

       A. Declaring that this action is properly maintainable as a class action;

       B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable,

       C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

       D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Digital's shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

       E. Rescinding, to the extent already implemented, the MBO or any of the terms thereof;

       F. In the event the Acquisition is consummated, awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with pre-judgment interest at the maximum rate allowable by law;

       G. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

       H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

       I. Granting such other and further relief as this Court may deem just and proper.

                                   JURY DEMAND

       Plaintiff demands a trial by jury.

DATED this 7th day of September, 1999.

                                            MILBERG WEISS BERSHAD
                                            HYNES & LERACH LLP
                                            WILLIAM S. LERACH
                                            DARREN J. ROBBINS
                                            RANDALL J. BARON
                                            RANDALL H. STEINMEYER

                                            /s/ Darren J. Robbins
                                            ---------------------------
                                            DARREN J. ROBBINS

                                            600 West Broadway, Suite 1800
                                            San Diego, CA 92101
                                            Telephone: 619/231-1058

                                            Attorneys for Plaintiff